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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                        Under the Securities Act of 1934

                                (Amendment No. )*


                         Westinghouse Air Brake Company
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   960386-10-0
                                   -----------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              |_|   Rule 13d-1(d)
                              |_|   Rule 13d-1(c)
                              |X|   Rule 13d-1(b)


------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




-----------------------------                        --------------------------

CUSIP No.   960386-10-0           13G                Page  2  of  5  Pages
           ------------                                   ---    ---
-----------------------------                        --------------------------


-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         s.s. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAC Voting Trust
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)     [ ]
                                                                (b)     [ ]
-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- ----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           3,498,819

                                               (See Item 4 for explanation)
                       --------------------------------------------------------
     NUMBER OF         6   SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY
       EACH            --------------------------------------------------------
     REPORTING         7   SOLE DISPOSITIVE POWER
      PERSON
       WITH                0

                                               (See Item 4 for explanation)
                       --------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           0

-------- ----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,498,819     (See Item 4 for explanation)

-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                             (See Item 4 for explanation)
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.4%
-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         00
-------- ----------------------------------------------------------------------



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Item 1(a)     Name of Issuer.
---------     ---------------

              Westinghouse Air Brake Company

Item 1(b)     Address of Issuer's Principal Executive Offices.
---------     ------------------------------------------------

              1001 Air Brake Avenue
              Wilmerding, PA  15148

Item 2(a)     Name of Person Filing.
---------     ----------------------

              RAC Voting Trust

Item 2(b)     Address of Principal Business Office, or if None, Residence.
---------     ------------------------------------------------------------

              Westinghouse Air Brake Company
              1001 Air Brake Avenue
              Wilmerding, PA  15148

Item 2(c)     Citizenship.
---------     ------------

              United States


Item 2(d)     Title of Class of Securities.
---------     -----------------------------

              Common Stock, par value $.01 per share (the "Shares")

Item 2(e)     CUSIP No.
---------     ---------

              960386-10-0

Item 3        Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).
------        -----------------------------------------------------------------

              None of the categories is applicable to any of the undersigned.

Item 4        Ownership.
------        ----------

              As calculated under Rule 13d-3, the Voting Trust would be deemed to be the beneficial owner, as of December 31, 1998 of approximately 3,498,819 Shares, or approximately 10.4% of the total Shares actually outstanding as of such date. The Voting Trust has the sole power to vote the 3,498,819 Shares pursuant to the Second Amended Voting Trust/Disposition Agreement dated as of December 13, 1995. The Voting Trust has no power to dispose or to direct the disposition of the 3,498,819 Shares.



                               Page 3 of 5 pages

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Item 5        Ownership of Five Percent or Less of a Class.
------        --------------------------------------------

              Inapplicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.
------        ----------------------------------------------------------------

              The persons who, pursuant to the Second Amended Voting Trust/Disposition Agreement dated as of December 13, 1995, delivered their shares of Common Stock of the Company to the Trustees of the Voting Trust and received in exchange therefor Voting Trust certificates, and such persons' permitted transferees, possess the rights to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

Item 7        Identification and Classification of the Subsidiary Which Acquired
------        the Security Being Reported on by the Parent Holding Company.
              -------------------------------------------------------------

              Inapplicable.

Item 8        Identification and Classification of Members of the Group.
------        ----------------------------------------------------------

              Inapplicable.

Item 9        Notice of Dissolution of Group.
------        ------------------------------

              Inapplicable.

Item 10       Certification.
-------       --------------

              Inapplicable.



                               Page 4 of 5 pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               RAC VOTING TRUST


                                               /s/ Robert J. Brooks
                                               ------------------------------
                                               Trustee


Dated: February 10, 1999




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